
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K for 1 August 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: SENS Announcement: Sasol hedges about 30% (oil equivalent) of its South African synthetic fuels production

Sasol Limited - Sasol hedges about 30% (oil equivalent) of its
South African synthetic fuels production
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Sasol hedges about 30% (oil equivalent) of its South African
synthetic fuels production

Sasol has entered into hedging transactions (zero cost collars)
for 16,425 million barrels of oil (equivalent to about 30% of its
planned South African synfuels production) for the remainder of
the 2009 financial year.

The hedge will provide downside protection should monthly average
dated Brent crude oil prices decrease below US$90/ bbl (put
level) on the hedged portion of synfuels production. Conversely,
Sasol will incur opportunity losses on the hedged portion of
production should monthly average oil prices exceed a volume
weighted average US$228 / bbl (call level). The hedge has been
executed over a four week period (commencing at the beginning of
the new financial year, 1 July 2008) and due to the volatility of
the oil price, call levels between US$195 / bbl and US$253 / bbl
were attained.

Similar to the synfuels hedge Sasol also entered into zero cost
collars for 550 000 barrels of oil for its Sasol Petroleum
International's West African crude oil output (representing about
30% of planned net output for financial year 2009). The levels
attained were a put level of US$90 / bbl and a call level of
US$240 / bbl.

Sasol considers oil price hedging on an annual basis as part of
its risk management activity. In the light of very volatile oil
prices, Sasol believes that the hedge that has been entered into
will mitigate the risk of any substantial fall in oil prices.

Appropriate disclosure of these instruments will also be made in
our 2008 annual financial statements and Form 20-F.

1 August 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 August 2008   By: /s/ N L Joubert
                                                      Name: Nereus Louis Joubert
                                                      Title: Company Secretary